SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 23)*

                            ISCO International, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    46426P103
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.,
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 29, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott Associates, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        22,932,926

8.  SHARED VOTING POWER
        0

9.  SOLE DISPOSITIVE POWER
        22,932,926

10. SHARED DISPOSITIVE POWER
        0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        22,932,926

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.0%

14. TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott International, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British
        West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        19,904,159

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        19,904,159

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        19,904,159

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.8%

14. TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott International Capital Advisors, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        19,904,159

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        19,904,159

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        19,904,159

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.8%

14. TYPE OF REPORTING PERSON*
        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed with respect to the shares of common stock, $.001 par value (the "Common Stock") of ISCO International, Inc. (the "Issuer") beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of July 17, 2006 and amends and supplements the Schedule 13D dated April 7, 1999, as previously amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 2.  Identity and Background.

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC ("Special GP"), are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

     ELLIOTT

     The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

     CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

     The  names,  business  addresses,   and  present  principal  occupation  or
employment of the general partners of Capital Advisors are as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors;
                    New York, New York 10019     President of EICA; and a
                                                 managing member of Special GP

Braxton            712 Fifth Avenue              The principal business of
Associates, Inc.   36th Floor                    Braxton Associates, Inc. is
                   New York, New York 10019      serving as general partner
                                                 of Capital Advisors

Elliott Asset      712 Fifth Avenue              General Partner of Capital
Management LLC     36th Floor                    Advisors
                   New York, New York  10019

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors;
                    New York, New York 10019     President of EICA

     ELLIOTT SPECIAL GP, LLC

     The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Special GP is serving as a general partner of Elliott.

     The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors;
                    New York, New York 10019     President of EICA; and a
                                                 managing member of Special GP

Braxton            712 Fifth Avenue              The principal business of
Associates, Inc.   36th Floor                    Braxton Associates, Inc. is
                   New York, New York 10019      serving as general partner
                                                 of Capital Advisors

Elliott Asset      712 Fifth Avenue              General Partner of Capital
Management LLC     36th Floor                    Advisors
                   New York, New York  10019

     ELLIOTT INTERNATIONAL

     The business address of Elliott International is c/o c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

     The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

     NAME                       ADDRESS                      OCCUPATION
Hambledon, Inc.      c/o Maples & Calder, P.O.      General partner of Elliott
                     Box 309, Ugland House, South   International
                     Church Street, George Town,
                     Grand Cayman, Cayman
                     Islands, British West Indies

     HAMBLEDON

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors;
                    New York, New York 10019     President of EICA; and a
                                                 managing member of Special GP
     EICA

     The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of EICA is to act as investment manager for Elliott International.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:


    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors;
                    New York, New York 10019     President of EICA; and a
                                                 managing member of Special GP

     (d) and (e) During the last five years, none of the persons or entities listed above or, to the knowledge of such persons or entities, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                       AMOUNT OF FUNDS
Working Capital                       $5,771,431

     The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                       AMOUNT OF FUNDS
Working Capital                       $7,515,272

ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     On June 22, 2006, Manchester Securities Corp. ("Manchester"), a wholly-owned subsidiary of Elliott, entered into a Securities Purchase Agreement ("Securities Purchase Agreement") with the Issuer and another party identified therein, pursuant to which Manchester agreed to purchase $2,500,000 in principal amount of a 5% Senior Secured Convertible Note due June 22, 2010 (the "Convertible Note"). The purchase of the Convertible Note closed on June 29, 2006. The Convertible Note converts into shares of Common Stock at a rate of the then outstanding principal amount divided by the then conversion price. The conversion price is $0.33. Accrued interest shall be added to the outstanding principal amount of the Convertible Note. The conversion of the Convertible Note is also subject to anti-dilution provisions and is convertible immediately. The Common Stock into which the Convertible Note converts shall be registered with the Securities and Exchange Commission ("SEC") pursuant to the terms of a Registration Rights Agreement.

     On June 22, 2006, Manchester also entered into an Amendment to and Waiver Under the Third Amended and Restated Loan Agreement (the "Loan Agreement") with the Issuer and another party identified therein, pursuant to which Manchester and another lender agreed to (i) waive the Issuer's obligation to prepay certain notes issued to the lenders under the Loan Agreement in accordance with the terms of the Loan Agreement, and (ii) waive the restriction on the Issuer from making loans to other parties pursuant to the terms of the Loan Agreement.

     The above agreements and their related documents are more fully described in the Issuer's 8-K filed with the SEC on June 28, 2006.

     Except as set forth herein and as previously disclosed on the Schedule 13D, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns an aggregate of 22,932,926 shares of Common Stock, comprised of: (i) 15,357,168 shares of Common Stock, and (ii) 7,575,758 shares of Common Stock into which the Convertible Note converts. The 22,932,926 shares of Common Stock constitutes 12.0% of all of the outstanding shares of Common Stock.

     Together, Elliott International and EICA beneficially own an aggregate of 19,904,159 shares of Common Stock, constituting 10.8% of all of the outstanding shares of Common Stock.

     Elliott, Elliott International and EICA's aggregate beneficial ownership of
Common  Stock  equals  42,837,085  shares,   comprising  22.3%  of  all  of  the
outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated herein by reference herein.

     (c) There have been no transactions effected by the Reporting Persons within the past 60 days other than the purchase of the Convertible Note described in Item 4. The purchase of the Convertible Note was effected through a privately negotiated transaction with the Issuer (see Item 4 above).

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as otherwise described in this Schedule 13D, there are no contracts, arrangement, understandings or relationships with respect to securities of the Issuer.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: July 17, 2006

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                               --------------------
                                   Elliot Greenberg
                                   Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                           By: /s/ Elliot Greenberg
                               --------------------
                                   Elliot Greenberg
                                   Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             --------------------
                 Elliot Greenberg
                 Vice President